

October 14, 2020

Timothy C. Oliver
Chief Financial Officer
NCR Corporation
864 Spring Street NW
Atlanta, GA 30308

> **Re: NCR Corporation**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **Form 10-Q for the Quarter Ended June 30, 2020**
> **Filed July 31, 2020**
> **File No. 001-00395**

Dear Mr. Oliver:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Note 1. Basis of Presentation and Significant Accounting Polices
Revenue Recognition, page 56

1. You disclose that revenue from term-based licenses is recognized at a point in time; however, you also indicate that term revenue is recognized for the committed term of the contract, which is typically one month to one year due to customer termination rights. Please explain to us this apparent inconsistency and revise your disclosures as necessary. In this regard, tell us whether revenue is recognized at a point in time or over time, during the "committed term." Further, tell us what the customer termination rights are, how they impacted your accounting for these arrangements, and the accounting guidance followed. Lastly, tell us how much revenue was recognized for term-based licenses for fiscal 2019 and to date in fiscal 2020. Please include proposed revised disclosures in your response.

2. Please describe for us the nature of your product solutions in which you combine the cloud-enabled SaaS and on-premise term-based software license as one performance obligation, and tell us how you considered ASC 606-10-25-21 in accounting for these arrangements. Also, tell us how much revenue was recognized from the sale of such solutions in fiscal 2019 and to date in fiscal 2020 and, to the extent material, expand your disclosures accordingly.

Form 10-Q for the Quarter Ended June 30, 2020

Note 16. Segment Information and Concentrations, page 41

3. You disclose that recurring revenue includes maintenance, cloud revenue, and payments. In the Form 8-K earnings release, furnished on July 28, 2020, you state that "recurring revenue means revenue from products and services for which revenue is recognized over time". Please tell us what specific revenue streams comprise recurring revenue. Clarify which products are recognized over time, consistent with your revenue recognition policy, and explain the nature of "payments." Lastly, revise your disclosures, as necessary, and include the proposed disclosures in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology